Exhibit 99.1

PRESS RELEASE
New Gold Announces 2009 First Quarter Production and Cash Cost Results Ahead of Guidance

(All figures are in US dollars unless otherwise stated)

April 21, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and NYSE AMEX – NGD) today announces 2009 first quarter gold sales of 55,397 ounces at a cash cost(1) of $513 per ounce, net of byproduct sales. Excluding Amapari, cash cost(1) at mining operations (Cerro San Pedro and Peak Mines) was $437 per ounce net of by-product sales. Ounces sold were higher and cash cost(1) was lower than the forecast underlying annual guidance of 190,000 to 210,000 ounces at $465 to $485 per ounce. This previously announced guidance for New Gold remains unchanged. The production and cash cost(1) information provided are approximate figures and may differ slightly from the first quarter earnings.

First Quarter Highlights

The first quarter highlights reflect the operating results for the three months ended March 31, 2009 for Cerro San Pedro, Peak and Amapari Mines.

  Gold sales were 55,397 ounces at a cash cost(1) of $513 per ounce, net of by-product sales.

  Gold production was 54,938 ounces, copper production was 3.81 million pounds and silver production was 427,439 ounces.

  As previously announced, the debt position was reduced by C$50 million with the buy back of a portion of the company’s Senior Secured Notes for cash consideration of C$30 million.

  The Amapari mine in Brazil was placed on temporary care and maintenance on January 2, 2009, due to depletion of ore suitable for treatment at the existing facilities.

  A business combination with Western Goldfields Inc. ("Western Goldfields") was announced on March 4, 2009. Highlights of the proposed transaction include stronger cash flow to fund the New Afton project and diversified gold production expected to grow to over 400,000 ounces by 2012.

"I’m pleased to report that New Gold continues to deliver on its operational targets with first quarter production and costs better than planned" said Robert Gallagher, President and Chief Executive Officer. "We remain focussed on our strategic direction, and have continued positioning the company to execute on our accretive growth strategy. The announcement of the proposed business combination with Western Goldfields on March 4, 2009, is the next milestone in the exciting growth of this company."

Operations Overview

Cerro San Pedro

Cerro San Pedro production for the first quarter was 20,583 gold ounces and 427,439 silver ounces. Gold sales for the first quarter were 18,314 ounces at a cash cost(1) of $551 per ounce, net of by-product sales. Silver production for the quarter increased significantly from previous quarters due to higher feed grade resulting from a positive model reconciliation and increased pad area under secondary leaching. Cash cost(1) was well in line with guidance and was positively impacted by the increased silver production, a favorable foreign exchange rate and lower realized operating costs in Mexican pesos.

First quarter gold production and cash cost(1) are consistent with the 2009 guidance of 90,000 to 100,000 ounces of gold and 1.1 million to 1.3 million ounces of silver at a cash cost(1) (net of by-product sales) of between $550 and $570 per ounce.

Peak Mines

Peak Mines production for the first quarter was 20,629 ounces of gold and 3.81 million pounds of copper. Gold sold in the first quarter was 20,856 ounces at a cash cost(1) of $337 per ounce, net of by-product sales. Gold production was slightly lower in the first quarter than in previous quarters as per the mine plan, with production scheduled to increase in the coming quarters as mining progresses into the higher grade Perseverance Zone D ore body. Cash cost(1) net of by-product sales, was favorable due to lower operating expenditures, a favorable foreign exchange rate and the re-pricing of copper in transit.

First quarter gold production and cash cost(1) are in line with the mine plan and guidance of 90,000 to 100,000 ounces of gold and 13 million to 15 million pounds of copper at a cash cost(1) (net of by-product sales) of between $370 and $390 per ounce.

Amapari

On January 2, 2009, the Amapari mine in Brazil was placed on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities. Gold production from previously stacked ore was 13,726 ounces for the quarter, exceeding 2009 production guidance of 10,000 to 12,000 ounces. First quarter gold sales were 16,227 ounces at a cash cost(1) of $696 per ounce. Leaching of the material stacked in the fourth quarter has now been completed and leach pads are in the final stage of neutralization.

New Gold is evaluating a recently completed Preliminary Assessment on the economics of developing the sulphide resources at Amapari which would require installation of a conventional crush/grind/carbon-in-leach mill. Considering the large land package in a geologically permissive setting and the occurrence of several interesting targets, the company is also investigating other strategic alternatives for the project. This analysis is expected to be completed in the coming weeks.

New Afton and El Morro Development Projects

New Afton, New Gold's primary development project, is expected to commence production in the second half of 2012. The project will be an underground block cave mine, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper over a 12 year mine life.

The development schedule for New Afton, which was revised in November of last year, involves continuation of underground development and resumption of surface construction at the end of 2010 with commencement of production in the second half of 2012. During the first quarter of 2009, the New Afton mining team successfully transitioned from a contractor operator to owner operator work force of 87 employees with the new crews completing 195 metres of development. Erection of the mill building was completed in the first quarter, providing a secure location for the storage of mine and mill equipment that has been received.

The El Morro copper-gold project entered the permitting stage with the submission of the Environmental Impact Statement in November of 2008. It is anticipated that the permit will be obtained within 12 to 18 months from that date, after which development activities could proceed. Permitting activities continue and detailed engineering of infrastructure has commenced.

Robert Gallagher, President and Chief Executive Officer said, "The previously announced 2009 production and cash cost guidance for New Gold remains unchanged. We will continue to demonstrate our commitment to delivering on our operational targets. We remain excited about our growth potential founded on solid cash producing operations, a strong balance sheet and an experienced board and management. Based on this foundation we will execute on our growth strategy through development at our existing assets and through further merger and acquisition activity such as the recently announced combination with Western Goldfields."

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Update on Business Combination with Western Goldfields Inc.

On March 4, 2009, the company announced a proposed business combination with Western Goldfields. Under the terms, New Gold will acquire by way of a plan of arrangement all of the outstanding common shares of Western Goldfields on the basis of one New Gold common share and C$0.0001 in cash for each common share of Western Goldfields (the "Transaction"). Upon completion of the Transaction, existing New Gold and Western Goldfields shareholders will own approximately 58% and 42% of the combined company, respectively. Based on the closing price of New Gold's common shares on the TSX of C$2.30 on March 3, 2009, this offer represented a premium of 19.2% to the closing price of Western Goldfields shares on the TSX on March 3, 2009 and 20.1% to the 20-day volume weighted average trading price of both companies' shares on the TSX. Highlights of the Transaction:

  Diversified gold production base from three gold mines in mining-friendly jurisdictions with forecasted gold production of approximately 335,000 ounces in 2009, expected to increase to over 400,000 ounces in 2012

  Strong cash flow to fund development of the New Afton copper-gold project in British Columbia, Canada

  Delivers on industry consolidation in a rising gold price environment

  Combines experienced management teams and boards of directors

  Enhances market presence

The Annual and Special Meetings for the shareholders of New Gold and Western Goldfields will be held on May 13, 2009 and May 14, 2009, respectively. The meeting materials for both companies were mailed to shareholders last week and filed on SEDAR at www.sedar.com. The New Gold materials are also available on the homepage of the company’s website at www.newgold.com. The Transaction is expected to close on or about June 1, 2009.

Robert Gallagher, President and Chief Executive Officer said "We are thrilled with the opportunity of building the leading intermediate gold producer with the recent announcement of the business combination with Western Goldfields. This is in line with our growth strategy and vision of becoming a one million ounce gold producer by 2012. This combination represents significant value for both the New Gold and Western Goldfields shareholders with a greater leverage to gold, immediate increase in production and operating cash flow, and strengthened financial position to contribute to the funding of our New Afton development project."

Conference Call-in Details

The first quarter financial results will be issued before market open on Wednesday, May 13, 2009. New Gold will hold a conference call to discuss these results at 10:00am E.T. Anyone may join the call by dialling toll free 1-888-789-9572 or +1-416-695-7806 to access the call from outside Canada or the U.S. Passcode 5423385. You can listen to a recorded playback of the call after the event until June 25, 2009 by dialling 1-800-408-3053 or +1-416-695-5800 for calls outside Canada and the U.S. Passcode #2830064.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold and Western Goldfields will be able to satisfy the conditions in the business combination agreement, that the required approvals (shareholder, third party regulatory and governmental) will be obtained and all other conditions will be satisfied or waived; the results of the preliminary assessment assessing the viability of a new process facility at Amapari; New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks Factors" included in New Gold’s Annual Information Form filed on March 31, 2009 and management information circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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(1) CASH COST
"Total cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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